

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-211718

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,
Amendment No. 1 Dated August 31, 2018† to the prelminary pricing supplement Dated August 31, 2018.

Pricing Supplement dated August , 2018 to the
Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016, the Product Prospectus Supplement MLN-EI-1 dated June 30, 2016 and Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$[●]

Autocallable Fixed Interest Barrier Notes Linked to the Least Performing of the EURO STOXX 50® Index and the Shares of the iShares® MSCI EAFE ETF Due September 3, 2020

The Toronto-Dominion Bank ("TD" or "we") is offering the Autocallable Fixed Interest Barrier Notes (the "Notes") linked to the least performing of the shares of the iShares® MSCI EAFE ETF and the EURO STOXX 50® Index (each, a "Reference Asset" and together, the "Reference Assets").

The Notes will pay you an Interest Payment on each Interest Payment Date at a per annum rate of 4.20%, regardless of the performance of the Reference Assets, unless the Notes are subject to an automatic call. The Notes will be automatically called if, on any Call Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Threshold Value. If the Notes are automatically called, on the first following Interest Payment Date (the "Call Payment Date"), we will pay a cash payment per Note equal to the Principal Amount, plus the Interest Payment otherwise due. No further amounts will be owed under the Notes. If the Notes are not automatically called, the amount we pay at maturity, in addition to the Interest Payment otherwise due, if anything, will depend on the Closing Value of each Reference Asset on its Final Valuation Date (each, its "Final Value") relative to its Barrier Value, which is equal to 60.00% of its Initial Value. The payment at maturity will be calculated as follows:

- If the Final Value of each Reference Asset is greater than or equal to its to its Barrier Value:
  the Principal Amount of $1,000
- If the Final Value of any Reference Asset is less than its Barrier Value:
  the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Least Performing Percentage Change

In this scenario, investors will suffer a loss on their initial investment that is proportionate to the Reference Asset with the lowest percentage change from its Initial Value to its Final Value (the "Least Performing Reference Asset") over the term of the Notes. Specifically, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Value of the Least Performing Reference Asset is less than its Initial Value, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.

The Notes do not guarantee the return of the Principal Amount. Investors are exposed to the market risk of each Reference Asset and any decline in the value of one Reference Asset will not be offset or mitigated by a lesser decline or potential increase in the value of any other Reference Asset. If the Final Value of any Reference Asset is less than its Initial Value, investors may lose up to their entire investment in the Notes.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States. The Notes will not be listed or displayed on any securities exchange or electronic communications network.

The Notes have complex features and investing in the Notes involves a number of risks. See "Additional Risk Factors" beginning on page P-7 of this preliminary pricing supplement (this "pricing supplement"), "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016 (the "ETF product prospectus supplement") and page PS-5 in the product prospectus supplement MLN-EI-1 dated June 30, 2016 (the "Index product prospectus supplement", and together, the "product prospectus supplements") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplements or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about September 6, 2018 against payment in immediately available funds.

The estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is expected to be between $975.00 and $990.00 per Note, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-9 and "Additional Information Regarding the Estimated Value of the Notes" on page P-29 of this pricing supplement. The estimated value is expected to be less than the public offering price of the Notes.

The public offering price, underwriting discount and proceeds to TD listed above relate to the Notes we issue initially. We may decide to sell additional Notes after the date of the final pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $995.00 (99.50%) per $1,000.00 Principal Amount of the Notes.

[2] TD Securities (USA) LLC ("TDS") will receive a commission of $5.00 (0.50%) per $1,000.00 principal amount of the Notes and may use all or a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes, or will offer the Notes directly to investors. TDS may resell the Notes to other securities dealers at the Principal Amount less a concession not in excess of $5.00 per Note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-28 of this pricing supplement.

† This amended pricing supplement supersedes in its entirety the related pricing supplement dated August 31, 2018. We refer to this amended pricing supplement as the pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplements and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Autocallable Fixed Interest Barrier Notes
Term:	Approximately 24 months, subject to an automatic call
Reference Assets:	The shares of the iShares® MSCI EAFE ETF (Bloomberg Ticker: EFA, the "EFA" or the "Reference Equity") and the EURO STOXX 50® Index (Bloomberg ticker: SX5E, the "SX5E" or the "Reference Index")
Target Indices:	With respect to the EFA, the MSCI EAFE Index. With respect to the SX5E, not applicable.
CUSIP / ISIN:	89114QQP6 / US89114QQP62
Agent:	TDS
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Pricing Date:	August 31, 2018
Issue Date:	September 6, 2018, which is three Business Days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in two Business Days ("T+2"), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two Business Days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three Business Days ("T+3"), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
Final Valuation Date:	September 1, 2020, subject to postponement in the same manner as a Call Observation Date, as described below under "Call Observation Dates" and as described under "General Terms of the Notes—Market Disruption Events" in, with respect to a Reference Equity, the ETF product prospectus supplement and, with respect to a Reference Index, the Index product prospectus supplement. If such day is not a Trading Day, the Final Valuation Date shall be the first following Trading Day.
Maturity Date:	September 3, 2020, subject to postponement as described below under "Call Observation Dates" and as described under "General Terms of the Notes—Market Disruption Events" in, with respect to a Reference Equity, the ETF product prospectus supplement and, with respect to a Reference Index, the Index product prospectus supplement. If such day is not a Business Day, the Maturity Date shall be the next following Business Day.

Call Feature:	If the Closing Value of each Reference Asset on any Call Observation Date is greater than or equal to its Call Threshold Value, we will automatically call the Notes and, on the related Call Payment Date, will pay you a cash payment equal to the Principal Amount, plus the Interest Payment otherwise due. No further amounts will be owed to you under the Notes.
Call Threshold Value:	With respect to the EFA, $[●] (100.00% of its Initial Value, to be determined on the Pricing Date), subject to adjustment as described under "General Terms of the Notes—Anti-Dilution Adjustments" in the ETF product prospectus supplement.
	With respect to the SX5E, [●] (100.00% of its Initial Value, to be determined on the Pricing Date), subject to adjustment as described under "General Terms of the Notes—Discontinuance of or Adjustment to an Underlying Index; Alteration of Method of Calculation" in the Index product prospectus supplement.
Call Observation Dates:	The last calendar day of each February, May, August and November, commencing on February 28, 2019 and ending on May 31, 2020, or, if such day is not a Trading Day, the next following Trading Day. If a Market Disruption Event occurs or is continuing with respect to a Reference Asset on any Call Observation Date, the Call Observation Date for the affected Reference Asset will be postponed until the next Trading Day on which no Market Disruption Event occurs or is continuing for that Reference Asset. In no event, however, will any Call Observation Date for any Reference Asset be postponed by more than ten Trading Days. If the determination of the Closing Value of a Reference Asset for any Call Observation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Value of such Reference Asset will be determined. In such an event, the Calculation Agent will estimate the Closing Value that would have prevailed in the absence of the Market Disruption Event. For the avoidance of doubt, if on any Call Observation Date, no Market Disruption Event is occurring with respect to a particular Reference Asset, the Call Observation Date for such Reference Asset will be made on the originally scheduled Observation Date irrespective of the occurrence of a Market Disruption event with respect to another Reference Asset.
Call Payment Date:	If the Notes are subject to an automatic call, the Call Payment Date will be the Interest Payment Date immediately following the relevant Call Observation Date, subject to postponement as described above under "Call Observation Dates" if the related Call Observation Date is postponed or, if such day is not a Business Day, the next following Business Day.
Interest Payment:	An Interest Payment will be paid to you on the corresponding Interest Payment Date regardless of the performance of each Reference Asset (unless the Notes are subject to an automatic call), in an amount equal to:
	Principal Amount x Interest Rate x 1/4
Interest Rate:	4.20% per annum.
Interest Payment Dates:	The 6th calendar day of each March, June, September and December, commencing on December 6, 2018 and ending on the Maturity Date, or, if such day is not a Business Day, the next following Business Day. Each Interest Payment Date is subject to postponement as described above under "— Call Observation Dates" if the related Call Observation Date is postponed.
Payment at Maturity:	If the Notes are not automatically called, on the Maturity Date, in addition to the Interest Payment otherwise due, we will pay a cash payment, if anything, per Note equal to:
	If the Final Value of each Reference Asset is greater than or equal to its Barrier Value:
	Principal Amount of $1,000.
	If the Final Value of any Reference Asset is less than its Barrier Value:
	$1,000 + $1,000 x Least Performing Percentage Change.

Percentage Change:	For each Reference Asset, the Percentage Change is the quotient, expressed as a percentage, of the following formula:
	$$\frac{\text{Final Value – Initial Value}}{\text{Initial Value}}$$
Initial Value:	With respect to the EFA, $[●], equal to its Closing Value on the Pricing Date, as determined by the Calculation Agent and subject to adjustment as described under "General Terms of the Notes—Anti-Dilution Adjustments" in the ETF product prospectus supplement.
	With respect to the SX5E, [●], equal to its Closing Value on the Pricing Date, as determined by the Calculation Agent and subject to adjustment as described under "General Terms of the Notes — Discontinuance of or Adjustment to an Underlying Index; Alteration of Method of Calculation" in the Index product prospectus supplement.
Closing Value:	With respect to a Reference Index, its Closing Value will be the official closing value published by its sponsor, as provided under "Information Regarding the Reference Asset" herein (its "Index Sponsor") or any "successor index" (as defined in the Index product prospectus supplement) on any Trading Day for the Reference Index.
	With respect to a Reference Equity, its Closing Value will be the closing sale price or last reported sale price (or, in the case of NASDAQ, the official closing price) for a Reference Equity on a per-share or other unit basis, on any Trading Day for a Reference Equity or, if a Reference Equity is not quoted on any national securities exchange on that day, any other market system or quotation system that is the primary market for the trading of such Reference Equity.
Final Value:	For each Reference Asset, the Closing Value of such Reference Asset on its Final Valuation Date.
Barrier Value:	With respect to the EFA, $[●] (60.00% of its Initial Value, to be determined on the Pricing Date), as determined by the Calculation Agent and subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the ETF product prospectus supplement.
	With respect to the SX5E, [●] (60.00% of its Initial Value, to be determined on the Pricing Date) , as determined by the Calculation Agent and subject to adjustment as described under "General Terms of the Notes — Discontinuance of or Adjustment to an Underlying Index; Alteration of Method of Calculation" in the Index product prospectus supplement.
Least Performing Reference Asset:	The Reference Asset with the lowest Percentage Change as compared to the Percentage Change of any other Reference Asset.
Least Performing Percentage Change:	The Percentage Change of the Least Performing Reference Asset.
Monitoring Period:	Final Valuation Date Monitoring
Trading Day:	With respect to a Reference Index, a Trading Day means a day on which (1) the NYSE and the NASDAQ Stock Market, or their successors, are scheduled to be open for trading, and (2) such Reference Index or any successor thereto is calculated and published by its Index Sponsor, as determined by the Calculation Agent.
	With respect to a Reference Equity, a Trading Day means a day on which the principal trading market(s) for such Reference Equity is scheduled to be open for trading, as determined by the Calculation Agent.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.

U.S. Tax Treatment:	By purchasing a Note, you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to treat each Note, for U.S. federal income tax purposes, as a put option written by you in respect of the Reference Assets and a deposit with us of cash in an amount equal to the Principal Amount of the Note to secure your potential obligation under the put option, allocated as specified herein under "Supplemental Discussion of U.S. Federal Income Tax Consequences". Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further herein under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplements.
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplements under "Supplemental Discussion of Canadian Tax Consequences," which apply to the Notes.
Record Date:	The Business Day preceding the relevant Interest Payment Date.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

The Pricing Date, the Issue Date, and all other dates listed above are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes

You should read this preliminary pricing supplement (this "pricing supplement") together with the prospectus, as supplemented by the product prospectus supplement MLN-ES-ETF-1 (the "ETF Product Prospectus Supplement") and the product prospectus supplement MLN-EI-1 (the "Index Product Prospectus Supplement"), relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplements. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplements; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplements in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-7 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 in the product prospectus supplements and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in this offering will arrange to send you the product prospectus supplements and the prospectus if you so request by calling 1-855-303-3234. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

This amended and restated pricing supplement amends, restates and supersedes the pricing supplement related hereto dated August 31, 2018 in its entirety.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these and other risks, please see "Additional Risk Factors Specific to the Notes" in the product prospectus supplements and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee the return of the Principal Amount and investors may lose up to their entire investment in the Notes. Specifically, if the Notes are not automatically called and the Closing Value of a Reference Asset is less than its Barrier Value on the Final Valuation Date, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Value of the Least Performing Reference Asset is less than its Initial Value, and may lose the entire Principal Amount.

The Potential Positive Return on the Notes Is Limited to the Interest Payments Paid on the Notes, Regardless of Any Appreciation of Any Reference Asset.

The potential positive return on the Notes is limited to the Interest Payments paid, meaning any positive return on the Notes will be composed solely by the sum of the Interest Payments paid over the life of the Notes. Therefore, if the appreciation of any Reference Asset exceeds the sum of the Interest Payments actually paid on the Notes, the return on the Notes will be less than the return would be if you made a hypothetical direct investment in such Reference Asset, a security directly linked to the positive performance of such Reference Asset or an investment in the stocks and other assets comprising the Reference Asset (the "Reference Asset Constituents"), as applicable.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if the Notes are not subject to an automatic call and your return on the Notes is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you made a hypothetical direct investment in any of the Reference Assets or Reference Asset Constituents, as applicable. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.

If your Notes are automatically called, no further payments will be owed to you under the Notes after the applicable Call Payment Date. Therefore, because the Notes could be called as early as the first potential Call Payment Date, the holding period could be limited. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. Furthermore, to the extent you are able to reinvest such proceeds in an investment with a comparable return for a similar level of risk, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new notes.

Investors Are Exposed to the Market Risk of Each Reference Asset.

Your return on the Notes is not linked to a basket consisting of the Reference Assets. Rather, it will be contingent upon the performance of each Reference Asset. Unlike an instrument with a return linked to a basket of indices, common stocks or other underlying securities, in which risk is mitigated and diversified among all of the components of the basket, you will be exposed equally to the risks related to each Reference Asset on the Final Valuation Date. Poor performance by any Reference Asset will negatively affect your return and will not be offset or mitigated by a positive performance by any other Reference Asset. For instance, you will receive a negative return equal to the Least Performing Percentage Change if the Final Value of any Reference Asset is less than its Barrier Value on its Final Valuation Date, even if the Percentage Change of another Reference Asset is positive or has not declined as much. Accordingly, your investment is subject to the market risk of each Reference Asset.

Because the Notes are Linked to the Least Performing Reference Asset, You Are Exposed to a Greater Risk of Losing a Significant Portion or All of Your Initial Investment at Maturity than if the Notes Were Linked to a Single Reference Asset.

The risk that (i) the Final Value of any Reference Asset is less than its Barrier Value and (ii) that you will lose a significant portion or all of your initial investment in the Notes is greater if you invest in the Notes than the risk of investing in substantially similar securities that are linked to the performance of only one Reference Asset. With more Reference Assets, it is more likely that the Final Value of any Reference Asset will be less than its Barrier Value on the Final Valuation Date than if the Notes were linked to a single Reference Asset.

In addition, the lower the correlation is between the performance of a pair of Reference Assets, the more likely it is that one of the Reference Assets will decline in value to a Closing Value or Final Value, as applicable, that is less than its Barrier Value on the Final Valuation Date. Although the correlation of the Reference Assets' performance may change over the term of the Notes, the economic terms of the Notes, including the Barrier Value and Interest Rate, are determined, in part, based on the correlation of the Reference Assets' performance calculated using our internal models at the time when the terms of the Notes are finalized. All things being equal, a higher Interest Rate and lower Barrier Values are generally associated with lower correlation of the Reference Assets. Therefore, if the performance of a pair of Reference Assets is not correlated to each other or is negatively correlated, the risk that the Closing Value of any Reference Asset is less than its Barrier Value on the Final Valuation Date is even greater despite a lower Barrier Value. Therefore, it is more likely that the Final Value of a Reference Asset will be less than its Barrier Value and that you will lose a significant portion or all of your initial investment at maturity.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Least Performing Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. The Agent may make a market for the Notes; however, it is not required to do so and may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the value of the then-current least performing Reference Asset, and as a result, you may suffer substantial losses.

The Interest Rate Will Reflect In Part the Volatility of each Reference Asset and May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity.

Generally, the higher the Reference Assets' volatility, the more likely it is that the Closing Value of each Reference Asset could be less than its Barrier Value on the Final Valuation Date. Volatility means the magnitude and frequency of changes in the values of the Reference Assets. This greater risk will generally be reflected in a higher Interest Rate for the Notes than the interest rate payable on our conventional debt securities with a comparable term. However, while the Interest Rate is set on the Pricing Date, the Reference Assets' volatility can change significantly over the term of the Notes, and may increase. The value of any Reference Asset could fall sharply during the term of the Notes, including on the Final Valuation Date, resulting in an increased risk of being exposed to the Least Performing Reference Asset on the Final Valuation Date, which could result in the loss of a significant portion or all of your Principal Amount.

There Are Market Risks Associated with each Reference Asset.

The value of each Reference Asset can rise or fall sharply due to factors specific to such Reference Asset, the Reference Asset Constituents and their issuers (the "Reference Asset Constituent Issuers") and, with respect to a Reference Equity, its investment advisor (its "Investment Advisor"), as applicable, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock and commodity market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Assets for your Notes and the Investment Advisor for the Reference Equity. For additional information, see "Information Regarding the Reference Assets" in this pricing supplement and the Investment Advisor's SEC filings. We urge you to review financial and other information filed periodically by the Investment Advisor with the SEC.

Trading and Business Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Notes.

We and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the values of the Reference Assets or one or more Reference Asset Constituents, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Reference Assets or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We, the Agent and our respective affiliates may, at present or in the future, engage in business with one or more Reference Asset Constituent Issuers, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between our, the Agent's and our affiliates' obligations, and your interests as a holder of the Notes. Moreover, we, the Agent or our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the value of a Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of the Notes and any payments on the Notes.

Estimated Value

The Estimated Value of Your Notes Is Expected To Be Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes on the Pricing Date is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes on the Pricing Date is based on our internal pricing models when the terms of the Notes are set, which take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially lower than the estimated value of the Notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes will not be a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which the Agent May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue

Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

If the Values of any Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of any of the Reference Assets. Changes in the value of any Reference Asset may not result in a comparable change in the market value of your Notes. Even if the Closing Value of each Reference Asset remains equal to or greater than its Barrier Value or increases greater than its Initial Value during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

There Are Liquidity and Management Risks Associated with a Reference Equity.

Although shares of a Reference Equity are listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for such shares or that there will be liquidity in that trading market. A Reference Equity is subject to management risk, which is the risk that the investment advisor's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

We Have No Affiliation with Any Index Sponsor, Investment Advisor or Target Index Sponsor and Will Not Be Responsible for Any Actions Taken by Such Entity

No Index Sponsor, Investment Advisor or sponsor of a Target Index (a "Target Index Sponsor") is an affiliate of ours and no such entity will be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of any Index Sponsor, Investment Advisor or Target Index Sponsor, as applicable, including any actions of the type that would require the Calculation Agent to adjust any amounts payable on the Notes. No Index Sponsor, Investment Advisor or Target Index Sponsor has any obligation of any sort with respect to the Notes. Thus, no such entity has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the applicable Reference Asset or the Notes. Except pursuant to any license agreement with an Index Sponsor as specified in "Information About the Reference Asset" below, none of the proceeds from the issuance of the Notes will be delivered to any Index Sponsor, the Investment Advisor or the Target Index Sponsor, as applicable.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the Payment at Maturity on the Notes. We will serve as the Calculation Agent but may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting a Reference Asset has occurred, and make certain adjustments to the Reference Asset if certain events occur. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplements.

You Will Have No Rights to Receive Any Shares of Any Reference Equity or Any Reference Asset Constituent and You Will Not Be Entitled to Any Dividends or Other Distributions by Any Reference Asset or any Reference Asset Constituent.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of any Reference Equity or any Reference Asset Constituent. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against any Investment Advisor or any other rights with respect to any Reference Equity or any Reference Asset Constituent. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of a Reference Equity or of any Reference Asset Constituent and received any dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of any Reference Asset or any Reference Asset Constituent.

Changes that Affect the Target Index of a Reference Equity May Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The Reference Equity seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of its Target Index. The policies of the Target Index Sponsor concerning the calculation of a Target Index, additions, deletions or substitutions of the components of a Target Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in a Target Index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. The amounts payable on the Notes and their market value could also be affected if a Target Index Sponsor changes these policies, for example, by changing the manner in which it calculates a Target Index. Some of the risks that relate to a Target Index of a Reference Equity include those discussed in the ETF Product Prospectus Supplement, which you should review before investing in the Notes.

Each Reference Equity and its Target Index is Different and the Performance of a Reference Asset May Not Correlate With That of its Target Index.

The performance of a Reference Equity may not exactly replicate the performance of its Target Index because such Reference Equity will reflect transaction costs and fees that are not included in the calculation of its Target Index. It is also possible that a Reference Equity may not fully replicate or may in certain circumstances diverge significantly from the performance of its Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such Reference Equity, differences in trading hours between such Reference Equity and its Target Index or due to other circumstances. In addition, because the shares of a Reference Equity are traded on a securities exchange and are subject to market supply and investor demand, the price of a share of a Reference Equity may differ from the net asset value per share of such Reference Equity.

The Value of a Reference Equity May Not Completely Track its Net Asset Value.

The value of a Reference Equity will usually track the value of its Target Index, but may not track such Target Index's value completely. The value of a Reference Equity will reflect costs and fees that the Target Index does not have. In addition, because the shares of a Reference Equity are traded on a securities exchange and are subject to market supply and investor demand, the value of a share of such Reference Equity may differ from the net asset value per share of such Reference Equity.

Adjustments to a Reference Equity Could Adversely Affect the Notes.

The Investment Advisor is responsible for calculating and maintaining its Reference Equity. An Investment Advisor can add, delete or substitute the Reference Asset Constituents of its Reference Equity. An Investment Advisor may make other methodological changes to its Reference Equity that could change the value of such Reference Equity at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable and/or the market value of the Notes.

The Reference Index Reflects Price Return, Not Total Return.

The Reference Index reflects changes in the market prices of its Reference Asset Constituents. They are not, however, linked to a "total return" index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on its Reference Asset Constituents. The return on your Notes will not include such a total return feature or dividend component.

The Notes Are Subject to Currency Exchange Rate Risk with respect to the EFA.

The prices of the Reference Asset Constituents of the EFA are converted into U.S. dollars for purposes of calculating the value of the EFA. As a result, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the EFA. The values of the currencies of the Reference Asset Constituents of EFA may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, non-U.S. governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. The price of the EFA will depend on the extent to which the relevant non-U.S. currencies strengthen or weaken against the U.S. dollar and the relative weight of each of its non-U.S. Reference Asset Constituents. If, taking into account such weighting, the U.S. dollar strengthens against the relevant non-U.S. currencies, the value of such Reference Asset Constituent, and therefore the price of the EFA, will be adversely affected and the value of the Notes may decrease.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your Notes and the trading market for your Notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your Notes.

The Percentage Change of the EURO STOXX 50® Index Will Not be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar Even Though its Reference Asset Constituents are Traded in a Non-U.S. Currency and the Notes are Denominated in U.S. Dollars.

The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the Reference Asset Constituents of the EURO STOXX 50® Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

An Investment in the Notes Is Subject to Risks Associated with Non-U.S. Securities Markets.

Because non-U.S. companies or non-U.S. equity securities held by each Reference Asset are publicly traded in the applicable non-U.S. countries and trade in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, non-U.S. securities markets may be more volatile and have less liquidity than U.S. securities markets, and market developments may affect these markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the non-U.S. issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, non-U.S. issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices outside the U.S. are subject to political, economic, financial, military and social factors that apply in non-U.S. countries. These factors, which could negatively affect non-U.S. securities markets, include the possibility of changes in a non-U.S. government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies and the possibility of outbreaks of hostility or political instability or adverse public health developments. Moreover, non-U.S. economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, trade surpluses, capital reinvestment, resources and self-sufficiency.

You Will Have Limited Anti-Dilution Protection with respect to the Reference Equity.

The Calculation Agent may adjust any Initial Value and Barrier Value for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect a Reference Equity, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the ETF product prospectus supplement. The Calculation Agent will not be required to make an adjustment for every event that may affect such Reference Equity. Those events or other actions by any Investment Advisor or a third party may nevertheless adversely affect the value of each Reference Equity, and adversely affect the value of your Notes.

Each Call Observation Date, the Final Valuation Date and the Interest Payment Dates are subject to Market Disruption Events and Postponements.

Each Call Observation Date, the Final Valuation Date and each Interest Payment Date (including the Maturity Date), is subject to postponement due to the occurrence of one of more market disruption events, as described in the ETF product prospectus supplement with respect to a Reference Equity, and in the Index product prospectus supplement with respect to a Reference Index. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the applicable product prospectus supplement. A market disruption event for a particular Reference Asset will not constitute a market disruption event for any other Reference Asset.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplements and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplements under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples set out below are included for illustration purposes only and are hypothetical examples only; amounts below may have been rounded for ease of analysis. The Closing Values and Percentage Changes of the Reference Assets used to illustrate the Payment at Maturity or upon an automatic call are not estimates or forecasts of the Initial Value, the Final Value or the value of any Reference Asset on any Trading Day prior to the Maturity Date. All examples assume hypothetical Initial Values of 1,500.00 and $65.00, Call Threshold Values of 1,500.00 and $65.00 (each 100.00% of the applicable hypothetical Initial Value) and Barrier Values of 900.00 and $39.00, respectively (each 60.00% of the applicable hypothetical Initial Value), an Interest Payment of $10.50 per Note (reflecting the Interest Rate of 4.20% per annum), that a holder purchased Notes with a Principal Amount of $1,000 and that no Market Disruption Event occurs on any Call Observation Date or on the Final Valuation Date. The actual Initial Values, Call Threshold Values and Barrier Values will be set forth on the cover page of the final pricing supplement.

Example 1 — **The Closing Value of Each Reference Asset is Greater than or Equal to its Call Threshold Value on the First Call Observation Date and The Notes Are Automatically Called.**

Call Observation Date	Closing Values	Payment (per Note)
First	Reference Asset A: 1,550.00 (**greater than or equal to** its Call Threshold Value) Reference Asset B: $67.00 (**greater than or equal to** its Call Threshold Value)	$1,000 (Principal Amount) + $10.50 (Interest Payment) $1,010.50 (Total Payment upon Automatic Call) + $10.50 (Interest Payments Previously Paid) $1,021.00 (Total Return)

If on the first Call Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Threshold Value, the Notes will be automatically called and, on the related Call Payment Date, we will pay you a cash payment equal to $1,010.50 per Note, reflecting the Principal Amount plus the applicable Interest Payment. When added to the Interest Payment of $10.50 received in respect of the prior Interest Payment Date, you will have received $1,021.00, a return of 2.10% per Note. No further amounts will be owed under the Note.

Example 2 — **The Closing Value of Each Reference Asset is Greater than or Equal to its Call Threshold Value on the Fourth Call Observation Date and The Notes Are Automatically Called.**

Call Observation Date	Closing Value	Payment (per Note)
First through Third	Reference Asset A: Various (all **less than** its Call Threshold Value) Reference Asset B: Various (all **less than** its Call Threshold Value)	$42.00 (Aggregate Interest Payments through Third Call Observation Date)
Fourth	Reference Asset A: 1,700.00 (**greater than** its Call Threshold Value) Reference Asset B: $69.00 (**greater than** its Call Threshold Value)	$1,000 (Principal Amount) + $10.50 (Interest Payment) $1,010.50 (Total Payment upon Automatic Call) + $42.00 (Interest Payments Previously Paid) $1,052.50 (Total Return)

If on the fourth Call Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Threshold Value, the Notes will be automatically called and, on the related Call Payment Date, we will pay you a cash payment equal to $1,010.50 per Note, reflecting the Principal Amount plus the applicable Interest Payment. When added to the Interest Payments of $42.00 paid in respect of the prior Interest Payment Dates, the Bank will have paid you a total of $1,052.50 per Note, a return of 5.25% per Note. No further amounts will be owed under the Notes.

Example 3 — The Closing Value of Each Reference Asset is Less than its Initial Value on each Call Observation Date and the Final Value of each Reference Asset is greater than or equal to its Barrier Value.

Call Observation Date	Closing Value	Payment (per Note)
First through Sixth	Reference Asset A: Various (all **less than** its Call Threshold Value) Reference Asset B: Various (all **less than** its Call Threshold Value)	$73.50 (Aggregate Interest Payments through Sixth Call Observation Date)
Final Valuation Date	Reference Asset A: 1,070.00 (**greater than** its Barrier Value; **less than** its Initial Value) Reference Asset B: $54.00 (**greater than** its Barrier Value; **less than** its Initial Value)	$1,000 (Principal Amount) + $10.50 (Interest Payment) $1,010.50 (Total Payment on Maturity Date) + $73.50 (Interest Payments Previously Paid) $1,084.00 (Total Return)

If the Closing Value of each Reference Asset on each of the first through sixth Call Observation Dates is less than its Call Threshold Value on each Call Observation Date, we will pay the Interest Payment on the applicable Interest Payment Date and the Notes will not be subject to an automatic call. Then, because the Final Value of each Reference Asset is greater than its Barrier Value, on the Maturity Date we will pay you a cash payment equal to $1,010.50 per Note, reflecting the Principal Amount plus the applicable Interest Payment. When added to the Interest Payments of $73.50 paid in respect of the prior Interest Payment Dates, the Bank will have paid you a total of $1,084.00 per Note, a return of 8.40% per Note.

Example 4 — The Closing Value of Each Reference Asset is Less than its Initial Value on each Call Observation Date and the Final Value of one Reference Asset is less than its Barrier Value.

Call Observation Date	Closing Value	Payment (per Note)
First through Sixth	Reference Asset A: Various (all **less than** its Call Threshold Value) Reference Asset B: Various (all **less than** its Call Threshold Value)	$73.50 (Aggregate Interest Payments through Sixth Call Observation Date)
Final Valuation Date	Reference Asset A: 450 (**less than** its Barrier Value, and Initial Value) Reference Asset B: $71.00 (**greater than** its Barrier Value and Initial Value)	= $1,000 + ($1,000 x Percentage Change) = $1,000 + ($1,000 x –70.00%) + $10.50 (Interest Payment) $310.50 (Total Payment on Maturity Date) + $73.50 (Interest Payments Previously Paid) $384.00 (Total Return)

If the Closing Value of each Reference Asset on each of the first through sixth Call Observation Dates is less than its Call Threshold Value on each Call Observation Date, we will pay the Interest Payment on the applicable Interest Payment Date and the Notes will not be subject to an automatic call. Then, because the Final Value of the Least Performing Reference Asset is less than its Barrier Value, then on the Maturity Date we will pay you a cash payment equal to the Principal Amount plus the product of the Principal Amount and Least Performing Percentage Change in addition to the Interest Payment otherwise due, for a total of $310.50 per Note. When added to the Interest Payments of $73.50 paid in respect of the prior Interest Payment Dates, the Bank will have paid you a total of $384.00 per Note, a loss of 61.60% per Note.

Information Regarding the Reference Assets

All disclosures contained in this document regarding the Reference Assets, including, without limitation, their make-up, methods of calculation, and changes in any Reference Asset components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Sponsors with respect to a Reference Index and the Investment Advisor and/or Target Index Sponsor with respect to a Reference Equity. Each Index Sponsor, Investment Advisor or Target Index Sponsor, as applicable, which owns the copyright and all other rights to the relevant Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the relevant Reference Asset. None of the websites referenced in the Reference Asset descriptions below, or any materials included in those websites, are incorporated by reference into this document or any document incorporated herein by reference.

The graphs below set forth the information relating to historical performance of the Reference Assets. The graphs below show the daily historical Closing Values of the Reference Asset from August 29, 2008 through August 29, 2018. We obtained the information regarding the historical performance of each Reference Asset in the graphs below from Bloomberg Professional® Service ("Bloomberg").

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

The Reference Index

EURO STOXX 50® Index

We have derived all information regarding the EURO STOXX 50® Index ("SX5E") contained in this pricing supplement, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by STOXX Limited (the "Index Sponsor" or "STOXX").

The SX5E is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX. Publication of the SX5E began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the Reference Asset is disseminated on STOXX's website. STOXX is under no obligation to continue to publish the Reference Asset and may discontinue publication of it at any time. Additional information regarding the SX5E may be obtained from the STOXX's website: stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The top ten constituents of the SX5E as of June 29, 2018, by weight, are: Total S.A. (5.93%), SAP SE (4.57%), Siemens AG (4.11%), Bayer AG (3.79%), Allianz SE (3.33%), Sanofi (3.32%), LVMH Moët Hennessy Louis Vuitton SE (3.28%), BASF SE (3.21%),Banco Santander S.A. (3.16%) and ASML HLDG (3.13%); constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

As of June 29, 2018, the top six industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Banks (13.1%), Industrial Goods & Services (11.0%), Health Care (10.9%), Personal & Household Goods (10.0%), Technology (8.9%) and Oil & Gas (7.6%) industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of June 29, 2018, the eight countries which comprise the SX5E represent the following weights in the SX5E: France (38.2%), Germany (31.7%), Netherlands (10.8%), Spain (9.4%), Italy (4.9 %), Belgium (2.8%), Finland (1.2%) and Ireland (1.1%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

The above information was derived from information prepared by STOXX, however, the percentages we have listed above are approximate and may not match the information available on STOXX's website due to subsequent corporation actions or other activity relating to a particular stock.

SX5E Composition.

The SX5E is composed of 50 underlier stocks chosen by STOXX from the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. STOXX selects underlier stocks that have, in its view, a high degree of liquidity and represent the largest companies across all market sectors. The 19 supersectors from which stocks are selected for the SX5E are Automobiles & Parts, Banks, Basic Resources, Chemicals, Construction & Materials, Financial Services, Food & Beverages, Health Care, Industrial Goods & Services, Insurance, Media, Oil & Gas, Personal & Household Goods, Real Estate, Retail, Technology, Telecommunications, Travel & Leisure and Utilities, although stocks from each of these supersectors are not necessarily included at a given time.

Component Selection

The composition of the SX5E is reviewed by STOXX annually in September. Within each of the 19 EURO STOXX Supersector indices, the respective Reference Asset Constituent Stocks are ranked by free—float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free—float market capitalization of the corresponding EURO STOXX Total Market Index Supersector Index. If the next highest—ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All remaining stocks that are current SX5E components are then added to the selection list. The stocks on the selection list are then ranked by free—float market capitalization. The 40 largest stocks on the selection list are chosen as Reference Asset Constituents. The remaining 10 stocks are then selected from the largest current stocks ranked between 41 and 60. If the number of Reference Asset Constituents is still below 50, then the largest remaining stocks on the selection list are added until the SX5E contains 50 stocks. In exceptional cases, STOXX's Management Board may make additions and deletions to the selection list.

Ongoing Maintenance of Component Stocks

The component stocks of the SX5E are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the SX5E due to corporate actions (including mergers and takeovers, spin—offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

The component stocks of the SX5E are subject to a "fast exit" rule. A component stock is deleted if it ranks 75 or below on the monthly selection list and it ranked 75 or below on the selection list of the previous month. The highest-ranked non-component stock will replace the exiting component stock. The SX5E is also subject to a "fast entry" rule. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest blue-chip selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest component stock.

A deleted stock is replaced immediately to maintain the fixed number of stocks. The replacement is based on the latest monthly selection list. In the case of a merger or takeover where a component stock is involved, the original component stock is replaced by the new component stock. In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition if it lies within the lower buffer (between 1 and 40) on the latest selection list. The largest qualifying spin-off stock replaces the original component stock, while the next qualifying spin-off stock replaces the lowest ranked component stock and likewise for other qualifying spin-off stocks.

The free float factors and outstanding number of shares for each underlier stock that STOXX uses to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Certain extraordinary adjustments to the free float factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. Each component's weight is capped at 10% of the SX5E's total free float market capitalization. The free float factor reduces the underlier stock's number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares).

Index Calculation

STOXX calculates the SX5E using the "Laspeyres formula," which measures the aggregate price changes in the underlier stocks against a fixed base quantity weight. The discussion below describes the "price return" calculation of the SX5E. The applicable pricing supplement will describe the calculation of the SX5E if the underlier for your notes is not the price return calculation. The formula for calculating the SX5E value can be expressed as follows:

$$\text{SX5E} = \frac{\text{Free Float Market Capitalization of the SX5E}}{\text{Divisor}}$$

The "free float market capitalization of the SX5E" is equal to the sum of the product of the price, the number of shares, the free float factor and the weighting cap factor for each underlier stock as of the time the SX5E is being calculated. The index stocks trade in Euros and thus, no currency conversion is required. Where any SX5E Constituent Stock price is unavailable on any trading day, the Index Sponsor will generally use the last reported price for such component stock.

In case the investability and tradability of the index and index based products is affected by an upcoming market or company event that is considered significant or "extreme" by the STOXX Management Board, the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

- application of expert judgment for Reference Asset Constituent pricing data,
- adjustment of operational procedures,
- postponement of index adjustments,
- adjustment of selection lists,

- change of weights of index constituents by adjusting the number of shares, free-float factors or weighting cap-factors, or

- adjustment of index compositions.

EURO STOXX 50 Divisor

The SX5E is calculated using a divisor that helps to maintain the continuity of the index's value so that corporate actions do not artificially increase or decrease the level of the SX5E.

The divisor is calculated by starting with the previous divisor in effect for the SX5E (which we call the "original divisor value") and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the SX5E, plus or

minus the difference between the closing market capitalization of the SX5E and the adjusted closing market capitalization of the SX5E, and the denominator of which is the previous free float market capitalization of the SX5E. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock's original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is effective. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Limited Management Board.

Divisor Adjustments

STOXX adjusts the divisor for the SX5E to maintain the continuity of the SX5E values across changes due to corporate actions. Changes in weights due to corporate actions are distributed proportionally across all Reference Asset Constituents and equal an investment into the portfolio. The following is a summary of the adjustments to any underlier stock made for corporate actions and the effect of such adjustments on the divisor, where shareholders of the underlier stock will receive "B" new shares for every "A" share held (where applicable) and assuming that the version of the index to which your notes are linked is the price return version. If your notes are linked to the total return calculation of the SX5E, please see the discussion in your pricing supplement regarding divisor adjustments. All adjusted prices consider withholding taxes based on the new shares being distributed, using "B * (1 – withholding tax where applicable)".

(1) *Special cash dividend*:

Adjusted price = closing price – dividend announced by the company * (1- withholding tax if applicable)

Divisor: decreases

(2) *Split and reverse split*:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B / A Divisor:

no change

(3) *Rights offering*:

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Extremely dilutive rights issues having a share ratio larger or equal to 2000% (B/A≥20) are treated as follows:

STOXX will announce the deletion of the company from all indices following the standard rules for index replacements if sufficient notice of two trading days before the ex-date can be given.

The company may enter the indices again at the next periodic index review, but only after the new rights issue shares have been listed.

Extremely dilutive rights issues for which two trading days' notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (B/A>2) are treated as follows:

- The rights issue shares are included into the indices with a theoretical price on the ex-date;
- The rights issue shares must be listed on an eligible stock exchange and tradable starting on the ex-date, otherwise, only a price adjustment is made and the rights are not included;

- The rights issue shares will have the same parameters as the parent company;
- The rights issue shares will be removed after their first trading day at the close; and
- The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4) *Stock dividend*:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5) *Stock dividend from treasury stock if treated as extraordinary dividend:*

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6) *Stock dividend of another company:*

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7) *Return of capital and share consolidation*:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B New

number of shares = old number of shares * B / A

Divisor: decreases

(8) *Repurchase of shares / self-tender*:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of

shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) *Spin– off*:

Adjusted price = (closing price * A – price of spin–off shares * B) / A

Divisor: decreases

(10) *Combination stock distribution (dividend or split) and rights offering*:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one, all the following "new number of shares" formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11) *Addition/deletion of a company*

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(12) *Free float and shares changes*

No price adjustments are made. The change in market capitalization determines the divisor adjustment.

The SX5E is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors ("Licensors"), which is used under license. The securities or other financial instruments based on the SX5E are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the SX5E) in connection with certain securities, including the Notes offered hereby.

The license agreement between us and STOXX requires that the following language be stated in this document:

STOXX has no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Notes. STOXX does not:

- sponsor, endorse, sell, or promote the Notes;
- recommend that any person invest in the Notes offered hereby or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
- have any responsibility or liability for the administration, management, or marketing of the Notes; or
- consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the SX5E, or have any obligation to do so.

STOXX will not have any liability in connection with the Notes. Specifically:

- STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
- the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
- the accuracy or completeness of the SX5E and its data;
- the merchantability and the fitness for a particular purpose or use of the SX5E and its data;
- STOXX will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and
- Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Values of the SX5E for each quarter in the period from August 29, 2008 through August 29, 2018. On August 29, 2018, the Closing Value of the SX5E was 3,456.13. The historical performance of the SX5E should not be taken as an indication of its future performance, and no assurance can be given as to the market value of the SX5E on any Call Observation Date or on the Final Valuation Date.

We obtained the information regarding the historical performance of the SX5E in the chart below from Bloomberg and have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE
March 31, 2008	4,339.23	3,431.82	3,628.06	September 30, 2013	2,875.67	1,995.01	2,179.66
June 30, 2008	763.266	686.073	689.659	December 31, 2013	2,476.92	2,090.25	2,316.55
September 30, 2008	3,882.28	3,340.27	3,352.81	March 31, 2014	2,608.42	2,286.45	2,477.28
December 31, 2008	3,445.66	3,000.83	3,038.20	June 30, 2014	2,501.18	2,068.66	2,264.72
March 31, 2009	3,113.82	2,165.91	2,447.62	September 30, 2014	2,594.56	2,151.54	2,454.26
June 30, 2009	2,578.43	1,809.98	2,071.13	December 31, 2014	2,659.95	2,427.32	2,635.93
September 30, 2009	2,537.35	2,097.57	2,401.69	March 31, 2015	2,749.27	2,570.52	2,624.02
December 31, 2009	2,899.12	2,281.47	2,872.63	June 30, 2015	2,835.87	2,511.83	2,602.59
March 31, 2010	2,992.08	2,712.30	2,964.96	September 30, 2015	2,936.20	2,570.76	2,893.15
June 30, 2010	3,017.85	2,631.64	2,931.16	December 31, 2015	3,111.37	2,902.12	3,109.00
September 30, 2010	3,012.65	2,488.50	2,573.32	March 31, 2016	3,172.43	2,962.49	3,161.60
December 31, 2010	2,827.27	2,507.83	2,747.90	June 30, 2016	3,314.80	3,091.52	3,228.24
March 31, 2011	2,890.64	2,650.99	2,792.82	September 30, 2016	3,289.75	3,006.83	3,225.93
June 30, 2011	3,068.00	2,721.24	2,910.91	December 30, 2016	3,277.38	2,874.65	3,146.43
September 30, 2011	3,011.25	2,715.88	2,848.53	March 31, 2017	3,731.35	3,007.91	3,697.38
December 30, 2011	3,882.28	3,340.27	3,352.81	June 30, 2017	3,828.78	3,424.30	3,424.30
March 30, 2012	3,445.66	3,000.83	3,038.20	September 29, 2017	3,686.58	3,019.34	3,100.67
June 29, 2012	3,113.82	2,165.91	2,447.62	December 29, 2017	3,506.45	3,069.05	3,267.52
September 28, 2012	2,578.43	1,809.98	2,071.13	March 30, 2018	3,178.01	2,680.35	3,004.93
December 31, 2012	2,537.35	2,097.57	2,401.69	June 30, 2018	3,151.69	2,697.44	2,864.74
March 29, 2013	2,899.12	2,281.47	2,872.63	August 29, 2018*	3,527.18	3,359.08	3,456.13
June 28, 2013	2,992.08	2,712.30	2,964.96				

*This document includes information for the third quarter of 2018 for the period from July 1, 2018 through August 29, 2018. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

The graph below sets forth the information relating to historical performance of the SX5E. The graph below shows the daily historical Closing Values of the SX5E from August 29, 2008 through August 29, 2018.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Reference Equity

The Reference Equity is registered under the Securities Act of 1933, the Securities Exchange Act of 1934 and/or the Investment Company Act of 1940, each as amended. Companies with securities registered under the SEC are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding any Reference Equity may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We have not independently verified the accuracy or completeness of reports filed by any Investment Advisor with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding the Investment Advisor from publicly available information, including its filings with the SEC. We have not conducted any independent review or due diligence about any such information. You are urged to conduct your own investigation into the Reference Equity and Investment Advisor.

<u>iShares® MSCI EAFE ETF</u>

We have derived all information contained herein regarding the iShares® MSCI EAFE ETF (the "EFA") from publicly available information. Such information reflects the policies of, and is subject to changes by BlackRock Fund Advisors, its investment advisor (its "Investment Advisor"). The Bank has not undertaken an independent review or due diligence of any publicly available information regarding the EFA.

The EFA is one of the separate investment portfolios that constitute iShares Trust. The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index (its "Target Index"). The EFA will generally invest at least 90% of its assets in the securities of the Target Index and depositary receipts representing the securities of the Target Index. The EFA also may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by the Investment Advisor or its affiliates, as well as in securities not included in the Target Index, but which the Investment Advisor believes will help the EFA track its Target Index.

The Investment Advisor uses a representative sampling strategy to manage the EFA. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in an applicable target index that collectively has an investment profile similar to such target index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of its Target Index. The EFA may or may not hold all of the securities that are included in its Target Index.

Under new continuous listing standards adopted by NYSE Arca (the "Exchange"), the EFA's primary exchange, which are scheduled to go into effect on January 1, 2018, the EFA will be required to confirm on an ongoing basis that the components of its Target Index satisfy the Exchange's listing requirements. In the event that its Target Index does not comply with the Exchange's listing requirements, the EFA will be required to rectify such non-compliance by requesting that MSCI Inc. (its "Target Index Sponsor") modify its Target Index, adopting a new index or obtaining relief from the SEC. Failure to rectify this non-compliance may result in the EFA being delisted by the Exchange.

The Target Index was developed by the Target Index Sponsor and is calculated, maintained and published by the Target Index Sponsor. The Target Index Sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Target Index at any time. The Target Index has been developed by the Target Index Sponsor as an equity benchmark for its international stock performance.

As of June 30, 2018, ordinary operating expenses of the EFA are expected to accrue at an annual rate of 0.32% of the EFA's average daily net asset value. Expenses of the EFA reduce the net value of the assets held by the EFA and, therefore, reduce the value of the shares of EFA.

As of June 30, 2018, the EFA includes stocks from Europe, Australia, Asia and the Far East, including the following 21 developed markets: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As of June 30, 2018, the EFA's country holdings were: Japan (23.82%), United Kingdom (17.86%), France (10.92%), Germany (9.45%), Switzerland (7.71%), Austrailia (6.89%), Hong Kong (3.59%), Netherlands (3.56%), Spain (3.04%), Sweden (2.55%) and Other (10.61%).

As of June 30, 2018, the EFA's sector holdings were: Financials (19.65%), Industrials (14.21%), Consumer Discretionary (12.26%), Consumer Staples (11.23%), Health Care (10.56%], Materials (8.10%), Information Technology (6.76%), Energy (6.03%), Telecommunications (3.60%), Real Estate (3.50%), Utilities (3.29%) and Cash and/or derivatives (0.81%).

The Bank has not undertaken an independent review or due diligence of any publicly available information regarding the EFA Prospectus, and such information is not incorporated by reference in, and should not be considered part of, this document or any accompanying prospectus.

Information filed by iShares Trust with the SEC can be found by reference to its SEC file numbers: 333-92935 and 811-09729.

Shares of the EFA are listed on the NYSE Arca under ticker symbol "EFA."

The MSCI EAFE Index

The information below is included only to give insight to the MSCI EAFE Index (the "MXEA"), the performance of which the EFA attempts to reflect. The return on your Notes is linked to the performance of the EFA, and not to the performance of the MXEA.

We have derived all information contained in this pricing supplement regarding the MXEA, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, including Bloomberg. The information reflects the policies of, and is subject to change by the Target Index Sponsor. The Target Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the MXEA.

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MXEA is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial level of 100. The MXEA is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MXEA currently consists of the 21 developed market country indices for the above-discussed countries.

The MXEA is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices discussed below under "The MSCI International Equity Indices."

The MSCI International Equity Indices

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

- defining the equity universe;
- determining the market investable equity universe for each market;
- determining market capitalization size segments for each market;
- applying index continuity rules for the MSCI Standard Index;
- creating style segments within each size segment within each market; and
- classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe. The equity universe is defined by:

- Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.
- Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

The Target Index Sponsor has announced that, effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., "foreign listed companies") will become eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index. In order for a MSCI Country Investable Market Index to be eligible to include foreign listed companies, it must meet the Foreign Listing Materiality Requirement. To meet the Foreign Listing Materiality Requirement, the aggregate market capitalization of all securities represented by foreign listings should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index. As of the November 2015 semi-annual index review, the following countries are foreign listings eligible: Argentina, Bahrain, China, Hong Kong, Israel, Kazakhstan, Mauritius, Netherlands, Peru and Ukraine.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

- *Equity Universe Minimum Size Requirement*: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.
- *Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

- *DM Minimum Liquidity Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio ("ATVR"), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM.

- *Global Minimum Foreign Inclusion Factor Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

- *Minimum Length of Trading Requirement*: this investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the MXEF or at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small);
- Standard Index (Large + Mid);
- Large Cap Index;
- Mid Cap Index; or
- Small Cap Index.

Creating the size segment indices in each market involves the following steps:

- defining the market coverage target range for each size segment;
- determining the global minimum size range for each size segment;
- determining the market size-segment cutoffs and associated segment number of companies;
- assigning companies to the size segments; and
- applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability, and low index turnover. In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed equity universe;
- taking buffer rules into consideration for migration of securities across size and style segments; and
- updating FIFs and Number of Shares ("NOS").

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the MXEF;
- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and
- reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing Event-Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Values of the EFA for each quarter in the period from August 29, 2008 through August 29, 2018. On August 29, 2018, the Closing Value of the EFA was $68.53. The historical performance of the EFA should not be taken as an indication of its future performance, and no assurance can be given as to the market value of the EFA on any Call Observation Date or on the Final Valuation Date.

We obtained the information regarding the historical performance of the EFA in the chart below from Bloomberg and have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE
March 31, 2008	$78.35	$68.31	$71.90	September 30, 2013	$65.05	$57.55	$63.79
June 30, 2008	$78.52	$68.10	$68.70	December 31, 2013	$67.06	$62.71	$67.06
September 30, 2008	$68.04	$53.08	$56.30	March 31, 2014	$68.03	$62.31	$67.17
December 31, 2008	$55.88	$35.71	$44.87	June 30, 2014	$70.67	$66.26	$68.37
March 31, 2009	$45.44	$31.69	$37.59	September 30, 2014	$69.25	$64.12	$64.12
June 30, 2009	$49.04	$38.57	$45.81	December 31, 2014	$64.51	$59.53	$60.84
September 30, 2009	$55.81	$43.91	$54.70	March 31, 2015	$65.99	$58.48	$64.17
December 31, 2009	$57.28	$52.66	$55.30	June 30, 2015	$68.42	$63.49	$63.49
March 31, 2010	$57.96	$50.45	$56.00	September 30, 2015	$65.46	$56.25	$57.32
June 30, 2010	$58.03	$46.29	$46.51	December 31, 2015	$62.06	$57.50	$58.75
September 30, 2010	$55.42	$47.09	$54.92	March 31, 2016	$57.80	$51.38	$57.13
December 31, 2010	$59.46	$54.25	$58.23	June 30, 2016	$59.87	$52.64	$55.81
March 31, 2011	$61.91	$55.31	$60.09	September 30, 2016	$59.86	$54.44	$59.13
June 30, 2011	$63.87	$57.10	$60.14	December 30, 2016	$59.20	$56.20	$57.73
September 30, 2011	$60.80	$46.66	$47.75	March 31, 2017	$62.60	$58.09	$62.29
December 30, 2011	$55.57	$46.45	$49.53	June 30, 2017	$67.22	$61.44	$65.20
March 30, 2012	$55.80	$49.15	$54.90	September 29, 2017	$68.48	$64.83	$68.48
June 29, 2012	$55.51	$46.55	$49.96	December 29, 2017	$70.80	$68.42	$70.31
September 28, 2012	$55.15	$47.62	$53.00	March 30, 2018	$75.25	$67.94	$69.68
December 31, 2012	$56.88	$51.96	$56.82	June 25, 2018	$71.90	$66.35	$66.97
March 29, 2013	$59.89	$56.90	$58.98	August 29, 2018*	$68.98	$65.53	$68.53
June 28, 2013	$63.53	$57.03	$57.38				

*This document includes information for the third quarter of 2018 for the period from July 1, 2018 through August 29, 2018. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

The graph below sets forth the information relating to historical performance of the EFA. The graph below shows the daily historical Closing Values of the EFA from August 29, 2008 through August 29, 2018.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplements and to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Department (the "Treasury") regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion applies to you only if you are a U.S. holder, as defined in the product prospectus supplements. An investment in the Notes is not appropriate for non-U.S. holders and we will not attempt to ascertain the tax consequences to non-U.S. holders of the purchase, ownership or disposition of the Notes. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize each Note as consisting of two components for U.S. federal income tax purposes: (1) a non-contingent debt instrument (the "Debt Component"); and (2) a put option contract in respect of the Reference Asset (the "Put Option Component"). In accordance with this treatment, you agree to treat each Fixed Interest Payment as consisting of (1) interest on the Debt Component and (2) put option premium on the Put Option Component as follows:

Fixed Interest Rate	Interest on Debt Component	Put Option Component
4.20% per annum	[●]	[●]

We intend to treat the Debt Component as having a term greater than one year, so that interest payments in respect of the Debt Component would be includable in income by you in accordance with your regular method of accounting for interest for U.S. federal income purposes. If, however, the Debt Component were treated as having a term of one year or less, amounts treated as interest on the Debt Component would be subject to the general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers who do not elect to accrue interest currently would include interest into income upon receipt of such interest.

Put option premium payments in respect of the Put Option Component would generally not be taxed until a sale, automatic call or maturity of the Notes. At maturity, such payments would be taxed as a short-term capital gain.

If the Notes are automatically called prior to the Maturity Date, you generally should not recognize gain or loss with respect to the Debt Component, and you generally should recognize the total put option premium received as short-term capital gain on the applicable Call Payment Date.

Upon a sale of the Notes for cash, you should allocate the cash received between the Debt Component and the Put Option Component on the basis of their respective values on the date of sale. You should generally recognize gain or loss with respect to the Debt Component in an amount equal to the difference between the amount of the sale proceeds allocable to the Debt Component (less accrued and unpaid interest, which will be taxable as such) and your adjusted tax basis in the Debt Component (which generally will equal your purchase price for the Note). This gain or loss should be capital gain or loss and should be long-term capital gain or loss if you are treated as having held the Debt Component for more than one year at the time of sale. If the Put Option Component has a positive value on the date of sale, you should generally recognize short-term capital gain equal to the portion of the sale proceeds allocable to the Put Option Component plus any previously received put option premium. If the Put Option Component has a negative value on the date of sale, you should generally be treated as having paid the buyer an amount equal to the negative value in order to assume your rights and obligations under the Put Option Component. In that case, you should recognize a short-term capital gain or loss in an amount equal to the difference between the total put option premium previously received and the amount of the payment deemed made by you with respect to the buyer's assumption of the Put Option Component. The amount of the deemed payment will be added to the sale price allocated to the Debt Component in determining the gain or loss in respect of the Debt Component. The deductibility of capital losses by U.S. holders is subject to limitations.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further herein.

Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplements, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments. **Both U.S. and non-U.S. holders are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.**

Section 1297. We will not attempt to ascertain whether any Reference Asset Constituent Issuer would be treated as a passive foreign investment company ("PFIC") within the meaning Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon taxable disposition of a Note. You should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income" or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. You should consult your tax advisors as to the consequences of the 3.8% Medicare tax to your investment in the Notes.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there may be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes:

- a non-resident alien individual;

- a non-U.S. corporation; or

- an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code, discussed below, gain from the taxable disposition of the Notes generally will not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 871(m). Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018.

Based on our determination that the Notes are not "delta-one" with respect to the Reference Assets or any Reference Asset Constituent, our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Assets, Reference Asset Constituents or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Assets, Reference Asset Constituents or the Notes. If you enter, or have entered, into other transactions in respect of the Reference Assets, Reference Asset Constituents or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (and/or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD and those of the Reference Asset Constituent Issuers).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. TDS or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $995.00 (99.50%) per Note. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Notes will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TDS nor any other affiliated agent of ours is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS, another of our affiliates or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS, another of our affiliates or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. *If a purchaser buys the Notes from us, TDS, another of our affiliates or third parties, this pricing supplement is being used in a market-making transaction unless we, TDS, another of our affiliates or third parties informs such purchaser otherwise in the confirmation of sale.*

Prohibition of Sales to European Economic Area Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be communicated to investors in a final pricing supplement.

The economic terms of the Notes are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, estimated costs which we may incur in connection with the Notes and the estimated cost which we may incur in hedging our obligations under the Notes. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the Notes. This range of estimated values was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-7. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Notes Is Based on Our Internal Funding Rate."

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-7 of this pricing supplement.